METALLA ROYALTY & STREAMING LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Nine Months Ended February 28, 2018

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

GENERAL

This management’s discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of April 24, 2018, should be read in conjunction with the Company’s condensed interim consolidated financial statements for the nine months ended February 28, 2018 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards ("IFRS"). All dollar amounts included in the following MD&A are in Canadian dollars ("C$") except where noted. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 1

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. (formerly Excalibur Resources Ltd.) ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. Previously, the Company was engaged in mineral exploration and development. On September 1, 2016, the Company completed an acquisition of High Stream Corp., which fundamentally changed the Company’s business. The Company is now an investment-based company that is focused on acquiring gold and silver metal purchase agreements, net smelter return royalties ("NSRs"), gross value return royalties ("GVRs"), net profit interests ("NPIs), gross proceeds royalties ("GPRs"), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. For purposes of reporting, the Company calculates attributable silver equivalent production by applying its interest (i.e. royalty or stream percentage) to the total production reported by the counterparty and silver equivalency of non-silver products is based on average realized prices of all metals for the period. The Company’s common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

THIRD QUARTER 2018 HIGHLIGHTS

During the three months ended February 28, 2018 ("Q3-2018") and subsequently, the Company:

  shipped and provisionally invoiced 96,543 attributable silver ounces ("oz.") at an average price of US$16.15 per oz. for US$1,559,312 or $1,933,547 (see non-IFRS Financial Measures);

  generated cash margin of US$912,331 (equivalent to $1,131,291) or US$9.45 per attributable silver oz. towards the Company’s operating cash flows from the Endeavor silver stream and New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback") (see non-IFRS Financial Measures);

  held trade receivables of US$727,513 and 35,473 attributable silver oz. as inventory on the reporting date and to be realized in the subsequent quarter;

  provided update on its 2% NSR Joaquin royalty, with expected cash flow as early as calendar year 2019 in the fourth quarter;

  increased production guidance in the range of 450,000 and 500,000 oz. of silver for fiscal year 2018;

  received regulatory approval on its listing application as a Tier 1 TSX-V Issuer and, effective February 2, 2018, its common shares began to trade;

  declared and paid a monthly dividend for January to April 2018 of $0.001 per share to the shareholders of the Company (please see news release dated December 12, 2017 for further information);

  appointed Mr. Alexander Molyneux and Frank L. Hanagarne, Jr. as members of the Board of Directors; and

  increased the monthly dividend rate effective June 2018 to $0.0015 per share to the shareholders of the Company (please see news release dated March 19, 2018 for further information).

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

OVERVIEW OF ROYALTIES AND STREAMS

Property	Operator	Location	Stage	Metal	Terms
Endeavor Mine	CBH Resources	Australia	Producing	Zn, Pb, Ag	100% Ag Stream
NLGM	Shanta Gold	Tanzania	Producing	Au, Ag	15% Ag Stream
Joaquin	Pan American Silver	Argentina	Development	Ag, Au	2.0% NSR
Hoyle Pond Ext.	Goldcorp	Canada	Development on ext.	Au	2.0% NSR
Timmins West Ext.	Tahoe Resources	Canada	Development on ext.	Au	1.5% NSR(3)
Zaruma	Core Gold	Ecuador	Past producing/dev.	Au, Ag	1.5% NSR
TVZ Zone	Goldcorp	Canada	Development	Au	2.0% NSR
DeSantis Mine	Canadian Gold Miner	Canada	Early Exploration	Au	1.5% NSR(3)
Bint Property	Glencore	Canada	Early Exploration	Au	2.0% NSR
Colbert/Anglo	Goldcorp	Canada	Early Exploration	Au	2.0% NSR(3)
Montclerg	IEP	Canada	Advanced Exploration	Au	1.0% NSR
Pelangio Poirier	Pelangio Exp.	Canada	Early Exploration	Au	1.0% NSR
DNA	Detour Gold	Canada	Early Exploration	Au	2.0% NSR
Beaudoin	Explor Resources	Canada	Early Exploration	Au, Ag	0.4% NSR(3)
Sirola Grenfell	Golden Peak Res.	Canada	Early Exploration	Au	0.25% NSR
Mirado Mine	Orefinders	Canada	Advanced Exploration	Au	1.0% NSR
Solomon’s Pillar	Sage Gold	Canada	Early Exploration	Au	1.0% NSR
Puchildiza	Regulus Resources	Chile	Advanced Exploration	Au	1.5% NSR
(1)	Zn: zinc, Pb: lead, Ag: silver, and Au: gold
(2)	See the Company’s website for the complete list and further details
(3)	Subject to partial buy-back

Quarterly updates on royalties and streams

Endeavor Silver Stream

The Endeavor Mine located in New South Wales, Australia was once the region’s largest zinc, lead, and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH Resources since 2003 and was then renamed as the Endeavor Mine. The orebody at the Endeavor Mine has the form of massive vertical pillars, which is similar to others found in the Cobar Basin. Extraction of approximately 30 million tonnes has occurred to date.

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (6.77 million ounces have been delivered as of April 2018) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, and a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce.

Metalla expects CBH Resources to update its mine plan to be made publicly available in Q2 of calendar year 2018.

Joaquin Project NSR

A 2.0% NSR royalty payable by Pan American Silver Corporation ("Pan American") on minerals mined from the concessions which form part of Joaquin Project located in central Santa Cruz Province, Argentina, 145 kilometres from Manantial Espejo silver-gold mine owned by Pan American.

Pan American has announced that it finalized a preliminary feasibility study on the La Morocha deposit, which is part of Joaquin Project. The study recommends the development of the La Morocha deposit as an underground mine, with processing to occur at Pan American's Manantial Espejo mill. Pan American's Board of Directors has approved a capital investment of approximately US$37.8 million to construct the La Morocha underground mine and obtained authorizations to initiate construction on the mining project. Pan American filed a technical report pursuant to National Instrument 43-101 - Standards of Disclosure for Mining Projects ("NI 43-101") and filed on SEDAR (www.sedar.com). The technical report outlines initial 474,000 tonnes of probable reserves at 721 parts per million ("ppm") Ag and 0.41 ppm Au, representing contained metal of 11 million oz. Ag and 6,300 oz. Au to be targeted during the first three years of the mine plan (please see Pan American’s news release dated January 31, 2018 for further information).

Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

Pan American has given guidance that production should start in Q4 of calendar year 2019.

Zaruma Gold Mine NSR

A 1.5% NSR royalty payable by Core Gold Inc. ("Core Gold", formerly Dynasty Metals & Mining) on minerals mined from the Zaruma gold mine located in the Zaruma-Portovelo Mining District of southern Ecuador, 3 kilometers north of the town of Zaruma. Between the years 2012 and 2014, the Zaruma mine produced 72,430 oz. of gold and 152,292 oz. of silver. The Zaruma gold mine is estimated to contain a measured and indicated resource of 2.62 million tonnes with an average gold grade of 12.97 grams per tonne ("g/t") and an inferred resource of 3.7 million tonnes with an average grade of 12.2 g/t (totaling approximately 1.094 million oz. of gold).

Core Gold announced it has signed a term sheet with Investa Bank S.A ("Investa") to arrange a debt facility for up to US$15 million. Core Gold’s current loan outstanding to Vertex Managed Value Portfolio and Vertex Enhanced Income Fund (together as "Vertex") may be restructured as part of the proposed facility with Investa. Core Gold is still in the process of closing the proposed loan facility with the last update on January 19, 2018. Metalla believes that if completed, this would allow Core Gold the ability to restart operations at Zaruma during calendar year 2018. Metalla has received royalty payments from Core Gold on production that occurred between 2012 and 2014 from the judgement it acquired as part of the Coeur transaction.

Hoyle Pond Extension NSR

A 2.0% NSR royalty payable by Goldcorp Inc. ("Goldcorp") on the Hoyle Pond Extension Royalties which are located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. Au exemption on the leased mining rights. Currently, there are no publicly disclosed reserves/resources on the extension property. In its 2017 Mineral Reserves and Mineral Resources estimates update (please see Goldcorp’s news release dated October 25, 2017), Goldcorp stated that reserve replacement for the Porcupine camp will be focused on the down plunge extension at Hoyle Pond. Metalla is expecting a significant amount of drilling to take place in calendar year 2018 on the extension property with the potential to be able to quantify reserves/resources in calendar year 2019.

Mirado Mine Royalty

A 1.0% NSR royalty payable by Orefinders Resources Inc. ("Orefinders") on its Mirado Mine located to the southeast of Kirkland Lake, Ontario within the prolific gold producing Abitibi Greenstone Belt. Orefinders has filed on SEDAR its Preliminary Economic Assessment ("PEA") of the South Zone Open Pit, a part of the Mirado project.

This PEA considers only production from a specific area which encompasses approximately five percent of Orefinders’ Mirado project. The mineral resource contemplated within this PEA for mining is within the South Zone’s Open Pit and is near surface mineralization which can be economically mined within a relatively short time frame and without the use of an on-site processing or tailings facility. This PEA’s economics indicate this project has an after-tax internal rate of return ("IRR") of 158% and a pre-tax undiscounted cash flow of $30.8 million and a post-tax net present value of $20.5 million at a 5% discount rate. Payback period on capital cost is reported at 7 months. These estimates are based on an average gold price of US$1,300 per ounce and an exchange rate of US$0.76/C$ 1.00.

Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

OUTLOOK

As of the date hereof, the Company is providing the following forecasts for fiscal 2018:

  total attributable silver production is expected to be from 450,000 to 500,000 oz.(1);
  gross provisional sales is expected to be from $8,500,000 to $9,500,000, and net revenue is expected to be from $5,500,000 to $6,500,000 after deducting silver stream payments at Endeavor and NLGM(1)(2) for fiscal year 2018;
  approximately all revenue is expected to be derived from its silver stream interests, with potentially up to a 5% shift in allocation to gold pending on royalty payments from Zaruma; and
  total estimated cash general and administrative expenses are anticipated to be approximately $1,500,000, which excludes share-based payments and transaction costs related to acquisition activities (see Non-IFRS Financial Measures).
(1)

Includes attributable silver oz. from the Endeavor silver stream that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts (see non-IFRS Financial Measures).

(2)	Estimate based on expected silver price of US$17.00 per oz. and foreign exchange rate of US$0.80/C$1.00.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight quarters up to February 28, 2018 and should be read in conjunction with the Company’s consolidated financial statements for the years ended May 31, 2017 and 2016.

	Q3-2018	Q2-2018	Q1-2018		Q4-2017
Revenue from stream interest	$1,761,491	$3,066,670	$672,078	$	Nil
Share of net income of Silverback	88,170	75,144	84,552		26,294
Share-based payments	Nil	Nil	(624,429)		(258,986)
Performance-based share-based payments	Nil	Nil	Nil		(1,120,000)
Net income (loss) for the period	(310,845)	(440,105)	(1,013,686)		(1,857,376)

Earnings (loss) per share - basic and diluted	(0.00)	(0.01)	(0.02)		(0.04)
Weighted average shares outstanding - basic	74,407,325	73,168,849	62,499,990		52,186,699

		Q3-2017	Q2-2017	Q1-2017		Q4-2016
Share-based payments	$	Nil	$(294,224)	$(274,803)	$	Nil
Performance-based share-based payments		Nil	(300,000)	Nil		Nil
Net income (loss) for the period		(213,650)	(925,899)	(504,448)		(38,748)

Earnings (loss) per share - basic and diluted		(0.00)	(0.03)	(0.02)		(0.00)
Weighted average shares outstanding - basic		43,214,244	32,419,388	30,974,944		30,974,944

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

RESULTS OF OPERATIONS

Three months ended February 28, 2018

The Company’s net loss totaled $310,845 (2017 - $213,650) for the three months ended February 28, 2018. Overall, net loss for the current quarter was higher than for 2017 primarily due to interest expense on the Coeur Debenture and increased professional fees related to the TSX-V listing, partially offset by revenue from the Endeavor silver stream interest (net of cost of sales and depletion).

Nine months ended February 28, 2018

The Company’s net loss totaled $1,764,636 (2017 - $1,643,996) for the nine months ended February 28, 2018. Overall, net loss for the current period was higher than for 2017 due to increased corporate activities and income taxes, partially offset by revenue from the Endeavor silver stream interest (net of cost of sales and depletion).

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company’s cash as at February 28, 2018 totaled $3,372,766 (May 31, 2017 - $1,216,650) and its working capital was $4,002,338 (May 31, 2017 - $1,216,319). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company has sufficient working capital to undertake its current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

During the nine months ended February 28, 2018, cash increased by $2,156,116. The increase was due to net cash provided by operating activities of $2,704,679 and financing activities of $1,002,779, respectively, partially offset by net cash used in investing activities of $1,545,879. Exchange rate changes had a negative impact on cash of $5,463.

Operating activities

During the nine months ended February 28, 2018, net cash provided by operating activities amounted to $2,704,679, which included decreases in receivables and inventory of $854,185 and $90,400, respectively, offset by a decrease in accounts payable and accrued liabilities of $58,790 during the normal course of business.

Investing activities

Cash used by the Company in investing activities during the nine months ended February 28, 2018 totaled $1,545,879, which were comprised of acquisition of royalty and stream interests from Coeur and Matamec.

Financing activities

During the nine months ended February 28, 2018, net cash of $1,002,779 was provided by financing activities, which included $356,000 and $984,300 received from the exercise of stock options and share purchase warrants, respectively, partially offset by $148,759 of dividend and $188,762 of interest paid by the Company.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

Requirement of additional financing

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash generated from operations. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied entirely on equity financings and loans for all funds raised to date for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
For the nine months ended February 28, 2018	or fees	Payments	Total
Management	$261,815	$345,078	$606,893
Directors	25,000	279,351	304,351
	$286,815	$624,429	$911,244

	Salary	Share-based
For the nine months ended February 28, 2017	or fees	payments	Total
Management	$267,298	$683,028	$950,326
Directors	-	66,789	66,789
	$267,298	$749,817	$1,017,115

During the nine months ended February 28, 2017, the Company entered into a share purchase agreement to acquire High Stream Corp. ("High Stream"), a company controlled by an individual who became the President of the Company prior to closing, for the following milestone considerations: (a) 1,000,000 commons shares on the closing date (issued; value at $300,000); (b) 1,000,000 common shares upon the Company signing the first letter of intent on a streaming or royalty transaction; and (c) 1,333,333 common shares upon the Company closing of the first streaming/royalty transaction.

As at February 28, 2018, the Company had $Nil (May 31, 2017 - $13,474) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

FINANCIAL INSTRUMENTS

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

As at February 28, 2018, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$931,267	$-	$931,267

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company’s activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non-current liability are disclosed in Note 7 in the condensed interim consolidated financial statements. All current liabilities are settled within one year.

Currency risk

As at February 28, 2018, the Company is exposed to currency risk through the following monetary assets and liabilities:

US
dollar
Cash	$2,236,322
Receivables	727,513
Loans payable	(6,731,444)
Net exposure	$(3,767,609)

Canadian dollar equivalent	$(4,818,952)

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

Based on the above net exposure, as at February 28, 2018, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $48,000 in the Company’s pre-tax income or loss.

COMMITMENTS

The Company had certain payments in cash and common shares related to its royalty interests, see Note 5 of the condensed interim consolidated financial statements for the nine months ended February 28, 2018.

EVENTS AFTER THE REPORTING DATE

Subsequent to February 28, 2018, the Company:

a)	granted 1,500,000 stock options, exercisable at $0.64 per option for five years, to employees, directors, officers, and consultants of the Company; and

b)	declared and paid dividend of $0.001 per share to the shareholders of the Company in March and April 2018, respectively.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding proposed transactions of a material nature being considered by the Company at the current time.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For full details on the critical accounting estimates and judgments affecting the Company, please refer to the Company’s audited annual consolidated financial statements and notes and annual MD&A for the year ended May 31, 2017, with exception of the following:

Estimation of depletion

The Company’s royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

NEW ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended May 31, 2017, except for those noted below. The Company’s interim results are not necessarily indicative of its results for a full year.

Foreign currency translation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The functional currency of the Company and each of its subsidiaries is the Canadian dollars, which is the currency of the primary economic environment in which the entity operates, with the exception of MTA Royalty & Streaming Pty Ltd., being the United States ("US") dollars. Determination of functional currency may involve certain judgements to determine the primary economic environment. These condensed interim consolidated financial statements are presented in Canadian dollars, unless otherwise noted.

On translation of the entity whose functional currency is the US dollars, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

Inventory

Inventory is valued at the lower of specifically identifiable cost and net realizable value. Costs included are the agreed upon purchase price under the stream agreement and depletion of the applicable stream interest.

Financial instruments

Derivative investments, such as receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Changes in the fair value of receivables related to agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income.

Revenue

Revenue comprises revenue earned in the period from royalty, stream, and similar production-based interests. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream, and similar production-based interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream interests, relevant commodities received from the stream interest operators are sold to the operator’s third-party customers. Revenue from these sales is recognized when title and risks of the delivered commodity are passed on to the operator’s third-party customers.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

IFRS 9 Financial Instruments ("IFRS 9") addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than in net earnings, unless this creates an accounting mismatch. IFRS 9 is effective for periods beginning on or after January 1, 2018.

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, and (c) cash general and administrative ("G&A") expenses. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

Average cash cost per attributable ounce

Average cash cost per attributable ounce is calculated by dividing the Company’s total cash cost of sales, excluding depletion by the number of attributable silver ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

	Q3	Q2	YTD	YTD
Presented in US$	2018	2018	2018	2017
Cost of sales, excluding depletion	$538,064	$994,433	$1,734,820	$-
Cost of sales for NLGM(2)	7,903	6,827	22,532	-
Adjust for:
Refining charge	100,630	162,383	300,983	-
Total cash cost of sales	646,597	1,163,643	2,058,336	-
Total attributable silver oz. sold(3)	96,543	158,865	291,463	-
Average cash cost of silver per attributable oz.	$6.70	$7.32	$7.06	$-
(1)	No comparative year-to-date information as the Endeavor silver stream was acquired in July 2017; management presents Q2-2018 as comparative period for the current quarter.
(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)

Payable silver ounces attributable to the Company that were shipped and provisionally invoiced during the period; as at the reporting date, the Company held 35,473 oz. of attributable silver as inventory.

Average realized silver price per attributable ounce

Average realized silver price per attributable ounce is calculated by dividing the Company’s sales by the number of attributable silver ounces sold. The Company presents average realized silver price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q3	Q2	YTD	YTD
Presented in US$	2018	2018	2018	2017
Provisional sales from stream interest	$1,379,649	$2,489,903	$4,372,270	$-
Revenue from NLGM(2)	79,034	68,267	225,320	-
Adjust for:
Refining charge	100,630	162,383	300,983	-
Revenue from stream and other interests(3)	1,559,312	2,720,553	4,898,573	-
Total attributable silver oz. sold	96,543	158,865	291,463	-
Average realized silver price per attributable oz.	$16.15	$17.12	$16.81	$-
(1)	No comparative year-to-date information as the Endeavor silver stream was acquired in July 2017; management presents Q2-2018 as comparative period for the current quarter.
(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Equivalent to C$1,933,547 for the quarter at foreign exchange rate of US$1/C$1.24
(4)

Current quarter cash margin of US$9.45 per attributable oz. between average realized price and average cash cost, which contributed US$912,331 or C$1,131,291 (at foreign exchange rate of US$1/C$1.24) to the operating cash flows.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

Cash general and administrative expenses

The Company presents cash G&A expenses as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q3	YTD	Q3	YTD
Presented in C$	2018	2018	2017	2017
Investor relations(¹)	$51,196	$237,759	$83,301	$120,062
Management fees	112,465	308,615	90,618	214,706
Office and administrative expense(2)	78,646	226,222	5,273	10,435
Professional fees	77,769	226,755	14,437	69,299
Third-party evaluation expenses	-	-	17,195	18,079
Transfer agent and filing fees	56,552	96,950	20,452	53,345
Travel and related expenses	6,350	10,197	-	-
Total cash G&A expenses	$382,978	$1,106,498	$231,276	$485,926
(1)	Excludes services prepaid in prior year
(2)

Includes payments to Seabord Services Corp. ("Seabord"), who is a management services company providing the Chief Financial Officer, Corporate Secretary, accounting staff, administration staff and office space to the Company pursuant to a service agreement. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

During the three and nine months ended February 28, 2018, the Company had a much higher level of corporate activities than the comparative periods. During the nine months ended February 28, 2018, the Company has completed acquisitions of royalty and stream interests from Coeur and Matamec totaling $17.1 million and its effort towards the Company’s listing on the TSX Venture Exchange.

RISK FACTORS

For further information regarding the Company’s operational risks, please refer to the detailed disclosure concerning the material risks and uncertainties associated with the Company’s business set out in its annual MD&A, dated September 28, 2017, which is available on SEDAR under the Company’s filer profile.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

SHARE POSITION AND OUTSTANDING WARRANTS AND OPTIONS

As at the date of this MD&A, the Company had 75,287,979 common shares issued and outstanding. There were also 5,870,834 options and 7,933,334 share purchase warrants outstanding with expiry dates ranging from November 30, 2018 to March 1, 2023.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held; risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2018

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 15